Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 26, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov. In connection with its revised Offer, Mittal Steel intends to file supplemental information with the AFM, the CSSF, the CBFA, the AMF, the CNMV and the SEC and to distribute a supplement to its Information Document and Prospectus as soon as practicable.

   Reprinted from The Economist June 15th 2006

Areclor wobbles

Mittal Steel’s chances of taking over Arcelor are improving

For the first time since Mittal Steel launched a hostile bid for Arcelor in January, the management of Europe’s biggest steelmaker is clearly nervous. The Luxembourg-based company is coming out with ambiguous statements. It is refusing a demand by almost one-third of its investors to have a straightforward vote on a critical decision for the company’s future. And it is bombarding investors and analysts with ever bigger documents to try and explain its strategy.
At a five-hour board meeting on June 11th, Arcelor’s bosses formally rejected Mittal’s £25.8 billion ($32.3 billion) takeover bid and reiterated their determination to merge with Russia’s Severstal. But at the same time they mandated themselves to meet with Mittal as soon as possible. Worried about the outcome of an orthodox vote on the planned Severstal merger, the board turned down a request for a majority ballot of those who vote at a shareholder meeting on June 30th. Yet it included a resolution on whether to hold such a vote (a legal requirement in many countries, though not in Luxembourg) into the agenda for the meeting. The board justified its decisions with some odd arguments. According to Guy Dollé, the chief executive of Arcelor, the alliance with Severstal is of such “importance” that it can be stopped only if at least 50% of the entire shareholder base vote against it. Yet he knows full well that on average only about a third of shareholders turn up at meetings. An even clearer sign of his attitude to shareholders is Mr Dollé’s proposal to have a proper majority vote on Severstal at an extraordinary shareholder meeting in late August—long after he is hoping to have concluded the deal with the Russians.
     The only effective way for Arcelor shareholders to protest the proposed merger with Severstal is to sell their shares to Mittal by July 5th, when its tender offer expires. Most will probably wait for the outcome of the shareholder meeting on June 30th before deciding whether to sell. If Mittal manages to buy more than 50% of Arcelor shares by the time the tender offer expires, the Severstal deal will fall through. With a £140m “break-up fee” in his pocket, Alexei Mordashov, boss of Severstal, would be crying all the way to the bank. Arcelor’s management seems to sense that the likelihood of investors defecting is increasing. On June 12th the company sent out a 38-page document to highlight the advantages of its proposed marriage with the Russians. It is luring investors with cash through the proposed buy-back of 150m shares for £44 each, a generous price. (Arcelor shares are trading at around £33.) It is praising the “unique combination” of Arcelor’s operations in Brazil and Severstal’s factories in Russia, which would create the only steel group in the world with production in the two regions, and with the lowest costs. And with Severstal’s earnings per tonne for 2005, the profitability of the combined group would be nearly 30% higher than Mittal’s, which is more reliant on spot contracts and lower-quality steel.
Lakshmi Mittal, the Indian boss of Mittal, is fighting back with his own set of statistics. On June 13th he said he expected his company’s earnings before interest, taxes, depreciation and amortisation, a measure of profitability, to reach $9.9 billion in
2008, an increase by over 70% compared with 2005. He is also planning to invest $3.4 billion in his business between now and 2008. Mr Mittal justifies his predictions with the rosy outlook for the steel industry, which he thinks is supported by strong global growth, especially from developing markets. The proposed Severstal merger is a “reverse takeover by a regional operator,” according to Mr Mittal.
Last week antitrust lawyers filed two sets of documents to get the merger approved by the European Commission in Brussels. Usually, the company that will be in charge when the deal is complete notifies the commission, but Arcelor and Severstal do not seem to agree on this central question. Under the terms of the proposed transaction Arcelor will get a 90% stake in Severstal while Mr Mordashov will own 38% of Arcelor. As the confusion over the nature of the Severstal deal mounts, members of the political establishment in all countries involved in the deal—Arcelor is the offspring of a merger of steelmakers in France, Spain, and Luxembourg—are starting to distance themselves from it. Whereas many politicians initially backed Mr Dollé in his campaign against Mr Mittal, they are now looking more neutral. Analysts and investors are still taking sides, however. “I think Mittal will succeed,” says Richard Brakenhoff, an analyst at Rabobank in Amsterdam, who thinks that Mr Mittal’s bid is much the more attractive. Increasingly, those Arcelor investors who will speak in public about the proposed deals, seem to agree.